Exhibit 99.1

Nevada Geothermal Power Inc. and Ormat Nevada Inc. report progress at Crump Geothermal Project, Lake County Oregon.

VANCOUVER, March 14, 2012 /CNW/ - Nevada Geothermal Power Inc. (NGP) (TSXV: NGP) (OTCBB: NGLPF) and Ormat Nevada Inc. (NYSE-ORA) are pleased to update drilling and development progress on the Crump Geothermal Project located in Lake County, Oregon. The work is conducted through Crump Geothermal Company LLC (CGC), a holding company owned 50:50 by Ormat Inc. and Nevada Geothermal Power Company with funding provided by Ormat.

Geothermal leaseholds of the Joint Venture cover 35 square miles in the Warner Valley Rift Basin. An airborne magnetic survey performed in April, 2011 over the lease area shows extensive faulting within permeable volcanic stratigraphy underlying the wide valley floor with prominent fault directions oriented northeast and northwest. Hot springs occur along the west side of the valley from the Crump Geyser area near Adel, Oregon for a distance of seven miles northward to the LX Ranch. On the east side of the valley, the Fischer Hot Springs is connected to the Crump Geyser cluster of hot springs by northeast striking extensional fault trends.

Two slim resource confirmation wells drilled to 3000 feet below surface in 2011, encountered 265°F thermal water associated with a high-angle, range front fault along the west side of the Warner Rift. A third full-size (13-inch diameter) development well to 5000 feet below surface which intersected sub-commercial temperatures but good permeability  may be used as an injection well. The results confirm a geothermal resource in the near surface associated with west side-wall fault structures within the Warner Rift.

Geothermal resources at 260-265°F have been successfully developed by Ormat using binary technology. Ormat, as the project manager, plans further feasibility work at the Crump Geyser project including additional development wells testing the 265°F thermal zone in 2012. Power marketing and transmission studies have been completed; Ormat has deferred entering into a power contract until late 2012 or early 2013. Development continues on a schedule to enable an initial power plant with nameplate capacity of up to 30 MW to be placed in service in 2013 subject to successful feasibility work and completing a power off-take agreement.

Drilling in the valley basin adjacent to the 265°F wells is also planned to explore for potential higher temperature resources (300-320 °F) pending approval of operations by the Army Core of Engineers.

NGP Restructure and Recapitalization

A process to restructure NGP as well as the EIG loan is proceeding under an advisory agreement with Canaccord Genuity.  The Company anticipates a continued constructive approach from all parties while Canaccord Genuity's work is underway.

The Faulkner 1 power plant is producing steadily at approximately 41MW (gross), 32 MW (net) while the company monitors resource information following the implementation of a resource maintenance program involving the re-distribution of plant outlet brine into three new injection wells.

Separately, NGP has elected to drop its leases at East Brawley.  Results of drilling on adjacent land by others were not sufficiently encouraging to continue with the project in the face of high development risks and costs.  The company is focusing its Imperial Valley development activity on the New Truckhaven Project.

About Nevada Geothermal Power Inc.:

Nevada Geothermal Power Inc. operates the 49.5 MW Faulkner 1 geothermal plant in Nevada.  It is a renewable energy developer focused on producing clean, efficient and sustainable geothermal electric power from high temperature geothermal resources in the United States.  NGP currently owns leasehold interests in six properties: Blue Mountain, Pumpernickel Valley, Edna Mountain and North Valley in Nevada, New Truckhaven in California, and Crump Geyser, in Oregon. These properties are at different levels of exploration and development.

This Press Release contains certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.  We have tried, whenever possible, to identify these forward-looking statements using words such as "anticipates," "believes," "estimates," "expects," "plans," "intends," "potential" and similar expressions.  These statements reflect our current belief and are based upon currently available information.  Accordingly, such forward-looking statements involve known and unknown risks, uncertainties and other factors which could cause the Company's actual results, performance or achievements to differ materially from those expressed in or implied by such statements.  We undertake no obligation to update or advise in the event of any change, addition, or alteration to the information catered in this Press Release including such forward-looking statements.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

%CIK: 0001177440

For further information:

Nevada Geothermal Power Inc.
Brian D. Fairbank, P. Eng.
President & CEO
http://www.nevadageothermal.com

Investor Inquiries:
Paul Mitchell
Nevada Geothermal Power Inc.
Telephone: 604-688-1553 X118
Direct Line: 604-638-8784
Toll Free: 866-688-0808 X118
Email: pmitchell@nevadageothermal.com

CO: Nevada Geothermal Power Inc.

CNW 09:25e 14-MAR-12